MERLIN PARTNERS

One Chagrin Highlands

2000 Auburn Drive, Suite #430

Cleveland, OH   44122

August 1, 2005

Corporate Secretary

The Stephan Company

1850 West McNab Road

Fort Lauderdale, FL 33309

Dear Sir:

In order to protect our right to nominate directors at the annual meeting, it is necessary to submit this notice pursuant to Section 3.6 of the bylaws.

Merlin Partners, L.P., a shareholder of Stephan, hereby gives notice that it intends to have a representative appear in person or by proxy at Stephan’s 2005 annual meeting to nominate the following persons for election as directors:

Richard A. Barone (Age 63) – Mr. Barone is the Chairman, Chief Executive Officer and Portfolio Manager for Ancora Advisors, an investment advisor based in Cleveland, OH. Additionally, Mr. Barone is the Chairman of Ancora Capital and Ancora Securities, a holding company and broker/dealer based in Cleveland. Before founding Ancora Advisors, Mr. Barone was a Portfolio Manager of the Fifth Third Multi-Cap Value Fund (Ticker: MXEIX), Fifth Third Micro-Cap Value Fund (Ticker: MXAIX) and Fifth Third Strategic Income Fund (Ticker: MXIIX) from 2001-2003 for Fifth Third Bank Investment Advisors. Prior to that, Mr. Barone was President and CEO for Maxus Investment Group. Mr. Barone established Maxus Investment Group in 1973. He built Maxus into one of the oldest and largest privately held investment advisory and securities brokerage firms in the Midwest. Maxus Investment Group later merged with Gelfand Partners Asset Management in 1997.

In addition to his executive responsibilities with Maxus, Mr. Barone was investment manager for the Maxus Family of Mutual Funds and institutional and high net worth clients. Mr. Barone’s leadership in the investment industry spans a period of more than thirty years. He has consistently received top honors for his investment performance. His performance and strategies have received extensive media coverage in such publications as Barron’s, The Wall Street Journal, Institutional Investor, Forbes, and on national television and radio. Mr. Barone broke new ground with analytical concepts that are used today by advisors covering publicly traded investment companies.

Mr. Barone is a 1964 graduate of Georgetown University with a degree in economics and he has undertaken extensive graduate studies of both Georgetown and Northwestern Universities. He is a General Options and Financial Principal with the National Association of Securities Dealers. (Class I)

Phillip Goldstein (Age 60) -- Mr. Goldstein has been an investment advisor since 1992; He has been a director of Brantley Capital Corporation since 2002 and of The Mexico Equity and Income Fund since 1999. (Class I)

David Pawl (Age 57) -- Mr. Pawl is a retired business executive since 2002. From 1997 until 2002, Mr. Pawl was the President of GE Quartz, Inc. (a division of GE Specialty Materials), a subsidiary of General Electric Company (“GE”). Mr. Pawl was made an Officer of GE in conjunction with being named President of GE Quartz in 1997. GE Quartz manufactures materials sold into the semiconductor equipment, fiber optics and lighting markets. In this role, Mr. Pawl was responsible for all sales, marketing and distribution operations of the business. The business employed approximately 1,000 people while reaching $275 million of annual revenues at its peak in 2000. GE Quartz had four manufacturing facilities during Mr. Pawl’s tenure, including three in Ohio and one in Germany. Prior to his role with GE Quartz, Mr. Pawl held numerous operational roles with GE beginning in 1976, including General Manager of Distribution Services for GE Lighting and General Manager of Global Sourcing for GE Lighting. Mr. Pawl holds a Bachelor of Science in Business Administration from State University of New York in Albany. (Class II)

Elliot Ross (Age 59) – Mr. Ross is co-founder of The MFL Group, a corporate consulting firm, since 2000. Prior to founding MFL, Mr. Ross was President and a Director of State Industrial Products, a leading manufacturer and distributor of specialty chemical and hardware products from 1999 to 2000. From 1995 to 1999 he was a Director and Chief Operating Officer of Essef Corporation, a manufacturer and supplier of composites and subsystems for the movement, storage and treatment of water for a variety of uses. From 1988 to 1995 he was Chief Executive Officer of Inverness Castings Group, an automotive supplier. He was previously head of McKinsey & Company’s worldwide marketing practice for 15 years. Mr. Ross has authored articles in several journals, including the Harvard Business Review. He has also written, lectured, and consulted extensively on pricing and sales force management. Mr. Ross is a Director of Gevity HR, Inc. Mr. Ross holds a Master of Science (Engineering) from The Ohio State University and an M.B.A. from Case Western Reserve University.  (Class II)

Alan Schwartz (Age 58) – Mr. Schwartz has been the Managing Member of Maxus Capital Partners, a venture capital fund, since 1994. Prior to his work with Maxus Capital, Mr. Schwartz managed three venture funds while at Roulston & Company, Inc., where he was employed for more than 20 years. He also served as a Senior Auditor at Arthur Anderson & Company early in his career. Mr. Schwartz holds a bachelor’s degree from Marietta University and an MBA from Western Michigan University. Mr. Schwartz is also a Certified Public Accountant and is a Board Member of Startec, Inc., Hayes Brake, Inc., SMT, Inc., and LXD, Inc. (Class III)

Each nominee has consented to being named in this proxy statement and to serve as a director if elected. We have enclosed the written consents for your review. Mr. Ross has consented verbally but is out of town and unreachable until August 7, 2005. We will forward to you his consent as early as possible.  The address of Merlin Partners and of each nominee is One Chagrin Highlands, 2000 Auburn Drive, Suite 430, Cleveland, OH   44122.  None of our nominees has any arrangement or understanding with Merlin Partners in connection with being nominated.  We do not know of any material conflicts of interest that would adversely affect any of our nominees from acting in the best interest of Stephan and we believe that all of our nominees would be considered independent directors if elected.

Merlin Partners owns of record one share of Stephan and beneficially owns an additional 63,000 shares that are held in street name.

Please advise us immediately if you believe this notice is deficient in any way so that we can promptly cure any deficiency.  Thank you.

Very truly yours,

Richard A. Barone

Brian R. Hopkins

Portfolio Manager

Portfolio Manager

Merlin Partners, LP

Merlin Partners, LP